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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                             (AMENDMENT NO. _____)*

                               The Wet Seal, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   961840 10 5
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                                 (CUSIP Number)

                                  July 6, 2005
--------------------------------------------------------------------------------

             (Date of Event Which Requires Filing of this Statement)
--------------------------------------------------------------------------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 961840105                                                    13G

--------------------------------------------------------------------------------
1.   Name of Reporting Person:
     Michael Gold
     I.R.S. Identification Nos. of above persons (entities only):
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):
     (a) |_|
     (b) |_|
--------------------------------------------------------------------------------
3.    SEC Use Only:

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:
      Canada

--------------------------------------------------------------------------------
                    5.  Sole Voting Power:
                        5,600,000*
   Number of        ------------------------------------------------------------
     Shares         6.  Shared Voting Power:
  Beneficially          0
    Owned by        ------------------------------------------------------------
 Each Reporting     7.  Sole Dispositive Power:
  Person With:          5,600,000*
                    ------------------------------------------------------------
                    8.  Shared Dispositive Power:
                        0
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
      5,600,000*

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
      |_|

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):
      11.2%*

--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions):
      IN

--------------------------------------------------------------------------------

* See Item 4 of this Schedule 13G

CUSIP No. 961840 10 5                                                  13G

Item 1.

      (a)   Name of Issuer: The Wet Seal, Inc.

      (b) Address of Issuer's Principal Executive Offices: 26972 Burbank, Foothill Ranch, CA 92610

Item 2.

      (a)   Name of Person Filing: Michael Gold

      (b)   Address of Principal Business Office or, if none, Residence:
            Michael Gold
            YM inc.
            50 Dufflaw Road
            Toronto, Ontario M6A2W1

      (c)   Citizenship: Canada

      (d) Title of Class of Securities: Class A Common Stock, par value $0.10 per share

      (e)   CUSIP Number: 961840 10 5

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a)   |_|   Broker or dealer registered under section 15 of the Act (15
                  U.S.C. 78o).
      (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
      (c)   |_|   Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).
      (d)   |_|   Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C 80a-8).
      (e)   |_|   An investment adviser in accordance with ss.
                  240.13d-1(b)(1)(ii)(E);
      (f)   |_|   An employee benefit plan or endowment fund in accordance with
                  ss. 240.13d-1(b)(1)(ii)(F);
      (g)   |_|   A parent holding company or control person in accordance with
                  ss. 240.13d-1(b)(1)(ii)(G);
      (h)   |_|   A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);
      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);
      (j)   |_|   Group, in accordance with ss. 240. 13d-1(b)(1)(ii)(J).

CUSIP No. 961840105                                                    13G

Item 4.   Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: 5,600,000 (1)

      (b)   Percent of class: 11.2% (2)

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 5,600,000 (1)

            (ii)  Shared power to vote or to direct the vote: 0

            (iii) Sole power to dispose or to direct the disposition of:
                  5,600,000 (1)

            (iv)  Shared power to dispose or to direct the disposition of: 0

(1) Includes 2,000,000 shares of restricted stock which will vest on January 28, 2006 and 3,500,000 performance shares which are generally subject to vesting in accordance with a schedule based on the weighted average closing price of the Company's Class A Common Stock during the period January 1, 2006 to January 1, 2008. Also includes 100,000 shares held by an entity controlled by the Reporting Person.

(2) Based on 44,630,141 shares of Class A Common Stock of the Issuer outstanding as of June 10, 2005, according to the Issuer's Form 10-Q for the quarterly period ended April 30, 2005.

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.|_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8. Identification and Classification of Members of the Group.
Not applicable.

Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 961840105                                                    13G

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 July 15, 2005
                                                 -------------------------------
                                                 Date

                                                 /s/ Michael Gold
                                                 -------------------------------
                                                 Signature

                                                 Michael Gold
                                                 -------------------------------
                                                 Name/Title

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)